Exhibit 99.37

COINBASE
INSTITUTIONAL CLIENT AGREEMENT

This COINBASE INSTITUTIONAL CLIENT AGREEMENT (“Agreement”) is effective as of date last signed below (the “Effective Date”) and is entered into by Coinbase, Inc. (“Coinbase”), a Delaware corporation, and the counterparty client entity identified on the signature page hereto (“Client”).

1.	DEFINITIONS.

1.1.            “Access Methods” means any and all IDs, passwords, hints, personal identification numbers (PINs), API keys or any other codes that Client uses to access Institutional Services.

1.2.            “Advanced Protocols” means Digital Assets that are not supported by Coinbase, including metacoins, colored coins, side chains, or other derivative, enhanced, or forked protocols, tokens, or coins which supplement or interact with Supported Digital Assets.

1.3.            “Agreement” shall have the meaning set forth above in the prefatory paragraph of this Agreement.

1.4.            “Authorized Person” means any officer, employee, agent and contractor of Client who require access to Institutional Services to perform their duties for Client.

1.5.            “Claim” means any third-party action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other governmental body or any arbitrator or arbitration panel.

1.6.            “Client” shall have the meaning set forth above in the prefatory paragraph of this Agreement.

1.7.            “Client Application” means any website, web pages or application of Client that is permitted to interface directly with Coinbase devices, applications, or services, and into which Client is permitted to integrate the Developer Tools and underlying contents, in accordance with the terms of this Agreement and Exhibit A hereto.

1.8.            “Coinbase” shall have the meaning set forth above in the prefatory paragraph of this Agreement.

1.9.           “Coinbase API” means any Coinbase application programming interface and any accompanying or related documentation, source code, executable applications and materials.

1.10.          “Coinbase Market” means any spot market created by Coinbase where Supported Digital Assets are bought and sold.

Coinbase Institutional Client Agreement (US)

1.11.          “Coinbase Marks” means “Coinbase.com”, “Coinbase”, “Coinbase.prime”, and any and all logos related to the Institutional Services or displayed on Coinbase’s websites.

1.12.          “Coinbase Sandbox” means any software or application testing environment provided by Coinbase for testing of Client Applications intended to interface directly with Coinbase devices, applications, or services in accordance with Exhibit A to this Agreement.

1.13.          “Content” means Coinbase’s websites, and any and all related content, materials and information thereon.

1.14.         “Corporate Account” means any designated platform account through which Coinbase and its affiliates transact on the Market Platform.

1.15.         “Damages” means any liabilities, damages, diminution in value, payments, obligations, losses, costs and expenses, fines, security or other remediation costs, penalties (including any regulatory investigation or third-party subpoena costs, reasonable attorneys’ fees, court costs, expert witness fees, and other expenses of litigation), and judgments (at law or in equity) of any nature.

1.16.         “Developer Tools” means any and all development applications provided by Coinbase, including, but not limited to any Coinbase API, Coinbase sandbox, and any other Coinbase API services.

1.17.          “Digital Asset Transfer” means to any transfer of Supported Digital Assets (i) between Client’s digital asset wallets (whether provided by Coinbase or other wallet providers), and (ii) to and from third parties’ digital asset wallets.

1.18.         “Digital Asset” means a blockchain-based digital currency, app coin or protocol token.

1.19.         “Digital Asset Wallet” means a Coinbase hosted wallet for holding Supported Digital Assets in Client’s Platform Account.

1.20.          “Effective Date” means the effective date set forth above in the prefatory paragraph of this Agreement.

1.21.          “Fiat Currency” means a government issued currency.

1.22.          “Fiat Wallet” means a Coinbase hosted wallet for holding Fiat Currencies in Client’s Platform Account.

1.23.          “Indemnified Party” means the applicable party hereto and any affiliates thereof being indemnified by the other party in accordance as set forth in Section 14 (indemnification) below.

1.24.          “Indemnifying Party” means the applicable party hereto indemnifying the other party and any affiliates thereof as set forth in Section 14 (indemnification) below.

Coinbase Institutional Client Agreement (US)

1.25.          “Institutional Services” means the provision to Client of access to the Market Platform and related services as set forth in this Agreement.

1.26.          “Market Data” means data made available to Client through any Coinbase API relating to the Market Platform, including the prices and quantities of orders submitted and transactions executed on the Market Platform.

1.27.          “Market Platform” means Coinbase’s digital currency exchange platform.

1.28.          “Order” means instructions to buy or sell the pairs of assets (digital assets/fiat currency or digital assets/digital assets) offered on the Market Platform that comply with the Trading Rules and the terms of this Agreement.

1.29.          “Order Fees” means those commissions, fees and related costs set forth in the Coinbase Pro fee schedule located at https://support.pro.coinbase.com/customer/en/portal/articles/2945310-fees.

1.30.          “Platform Account” means Client’s account on the Market Platform for Client’s use to access Institutional Services as set forth in this Agreement.

1.31.          “Supported Digital Asset” means a Digital Asset actively supported on the Market Platform at Coinbase’s sole discretion. A list of currently Supported Digital Assets is located at https://help.coinbase.com/en/coinbase/getting-started/general-crypto- education/supported-cryptocurrencies.html.

1.32.          “Trading Rules” means the Coinbase Market Trading Rules located at https://www.coinbase.com/legal/trading_rules.

2.	MARKET PLATFORM.

Coinbase’s Market Platform provides clients access to a central limit order book exchange for various pairs of assets, including Digital Assets and Fiat Currencies. All trades are executed automatically, based on the instructions in Client’s order and in accordance with the Trading Rules.

3.	ORDER PLACEMENT.

Coinbase authorizes Client to place Orders on the Market Platform, provided such orders are in compliance with the Trading Rules and the terms of this Agreement. Any Order submitted by Client must be fully collateralized by Supported Digital Assets or Fiat Currencies, or any combination thereof, held in Client’s Platform Account. Coinbase will settle Orders once each Order is filled and updated on Coinbase’s internal ledger. Coinbase will use reasonable efforts to cause an update to its internal ledger immediately following execution of an Order.

3.1.            Order Fees. Client agrees to pay to Coinbase all applicable Order Fees. Coinbase shall deduct Order Fees directly from Client’s Platform Account. In the event Client has outstanding Order Fees, Client shall immediately deposit funds sufficient to make Client’s account current or Coinbase may suspend Client’s access to the Institutional Services.

Coinbase Institutional Client Agreement (US)

3.2.            Order Restrictions. Coinbase may, in its sole discretion: (i) halt or suspend trading on the Market Platform, (ii) halt or suspend trading of any Digital Assets or Fiat Currency, or (iii) halt or suspend Client’s trading on the Market Platform. Further, Coinbase may impose, in its sole discretion, limits on the amount or size of orders placed or transactions executed by Client. In each instance referenced in this Section 3.2, Coinbase shall use reasonable efforts to provide Client with as much prior notice as practicable.

4.	WALLET SERVICES.

As part of the Institutional Services through Client’s Platform Account, Client shall have access to (i) Digital Asset Wallets, and (ii) Fiat Wallets.

4.1.            Digital Asset Wallets. Digital Asset Wallets allow Client to execute Digital Asset Transfers on the Market Platform. Coinbase will process Digital Asset Transfers in accordance with instructions received from Client. Coinbase cannot and does not guarantee the identity of the owner of any wallet in Digital Asset Transfers. Client must verify all transaction information prior to submitting transfer instructions to Coinbase.

4.1.1.      Pending Transfers. Once a Digital Asset Transfer is submitted to the applicable Digital Asset network, the transfer will be in pending state until a sufficient number of confirmations occur on the applicable Digital Asset network. Funds associated with pending transactions will be designated accordingly and will not be included in the balance of Client’s Platform Account. Funds in a pending state are not available for conducting transactions or for use as collateral against orders. Coinbase may charge network fees (e.g., miner fees) to process a Digital Asset Transfer on Client’s behalf. Coinbase will calculate and inform Client of the applicable network fee prior to Client authorizing the transaction.

4.1.2.      Settlement of Transfers. Coinbase will settle Digital Asset Transfers from an address outside of the Market Platform only after the public ledger for the applicable Digital Asset network reflects such transfer in a certain number of consecutive blocks on the public blockchain for the applicable Supported Digital Asset. Such number will be determined by Coinbase at its sole discretion. Coinbase will settle Digital Asset Transfers to an address outside of the Market Platform only after the transfer has been reflected in one block on the public blockchain for the applicable Supported Digital Assets.

4.1.3.      No Reversals. After a Digital Asset Transfer is broadcast to the network, Coinbase cannot reverse the transfer. Coinbase assumes no liability for Digital Asset Transfers after Client initiates a transfer that results in a communication with the applicable Digital Asset network. Coinbase assumes no liability for Digital Asset Transfers (i) sent to or received from a wrong or unintended party, or (ii) sent or received otherwise with improper instructions.

4.1.4.      Digital Asset Balances. Coinbase treats all of Client’s Supported Digital Assets as custodial assets held for the benefit of Client. Coinbase does not consider any of Client’s Digital Assets in its Digital Assets Wallet to be the property of, or loaned to, Coinbase.

Coinbase Institutional Client Agreement (US)

Coinbase does not represent or treat assets in Client’s Digital Assets Wallets as Coinbase assets on its balance sheet. Except as required by a facially valid court order, or except as provided in Section 4.1 (digital assets wallets), or Section 10 (termination and suspension) of this Client Agreement, Coinbase will not sell, transfer, loan, rehypothecate or otherwise alienate Digital Assets in Client’s Digital Assets Wallet unless instructed by Client.

4.2.             Fiat Wallets. Client’s Fiat Wallets are used to fund trading on the Market Platform. Fiat Wallets may be funded by transferring fiat currency from a linked bank account or wire transfer. Coinbase will credit the appropriate Fiat Wallet with transferred funds only after the funds are received by Coinbase. Client may withdraw funds from its Fiat Wallet(s) at any time by initiating a withdrawal.

4.2.1.      Fiat Wallet Fees. Funds sent via bank wire will be subject to applicable transfer fees. Such fees shall be deducted from incoming and outgoing funds. Bank fees are netted out of transfers to or from Coinbase. Coinbase will not process a transfer if associated bank fees exceed the value of the transfer.

4.2.2.      USD Balances. USD balances in Client’s Fiat Wallet(s) are held in an omnibus custodial account FBO (for the benefit of) Coinbase’s customers. These accounts are either omnibus bank accounts insured by the FDIC (currently up $250,000 US per entity) or trust accounts holding short term U.S. treasuries.

5.	SUPPORT OF DIGITAL ASSETS.

5.1.             Advanced Protocols. Client shall not use its Platform Account to attempt to receive, request, send, store, or engage in any other type of transaction involving any Advanced Protocols. The Market Platform is not configured to detect and/or secure Advanced Protocol transactions and Coinbase assumes no responsibility or liability whatsoever with respect to Advanced Protocols.

5.2.             Open Protocols. Coinbase does not own or control the underlying software protocols that govern the operation of Supported Digital Assets. In general, the underlying protocols are open source, and anyone can use, copy, modify, and distribute them. Coinbase is not responsible for operation of the underlying protocols and Coinbase makes no guarantee of their functionality, security, or availability. The underlying protocols are subject to sudden changes in operating rules (i.e., forks), and such forks may materially affect the value, function, and/or even the name of the Supported Digital Assets stored in a Platform Account. In the event of a fork, Coinbase may temporarily suspend Coinbase operations, including the Market Platform, with or without advance notice, and Coinbase may, in its sole discretion, decide whether or not to support (or cease supporting) either branch of the forked protocol entirely. Client acknowledges and agrees that Coinbase assumes no responsibility or liability whatsoever with respect to an unsupported branch of a forked protocol.

5.3.             Unsupported Digital Assets. Under no circumstances should Client use its Digital Asset Wallets to store, send, request, or receive digital assets that are not Supported Digital Assets. Coinbase assumes no responsibility or liability in connection with any attempt to use Institutional Services for digital assets that Coinbase does not support.

5.4.             Added Digital Assets. In the event Coinbase determines in its sole discretion to support a forked Digital Asset or an Advanced Protocol, such forked Digital Asset or Advanced Protocol will become a part of the definition of Supported Digital Assets. Support for an additional Digital Asset does not necessarily mean that such Digital Asset will be available for trading on the Market Platform.

Coinbase Institutional Client Agreement (US)

6.	CLIENT RESPONSIBILITIES.

6.1.             Client Information. Client must provide complete and accurate information to the requests in the onboarding due diligence process, and to such other requests as be necessary for creating a Platform Account and accessing the Institutional Services.

6.2.             Information Requests. Client will promptly provide, and cause third parties under its control to promptly provide, any information Coinbase reasonably requests from time to time regarding or relating to: (i) their policies, procedures and any audits, (ii) their general business activities, (iii) their use of the Market Platform and any activities otherwise conducted or observed on the Market Platform, (iv) the identity of any and all Authorized Persons, (v) applicable law, or the guidance or direction of, or request from, any regulatory authority or financial institution.

6.3.             Information Inquiries. Client expressly authorizes Coinbase to, directly or through third parties, make inquiries Coinbase considers reasonably necessary to verify account information or to prevent fraudulent or illegal activities. Client further authorizes any third parties identified by Coinbase to collect or provide information responsive to such inquiries or requests.

6.4.             Anti-Money Laundering and Related Requirements. Client confirms that it has established and will maintain an anti-money laundering (AML) program consistent with the requirements applicable to it under the USA PATRIOT Act, the Bank Secrecy Act and the sanctions and embargo programs administered by the U.S. Department of Treasury’s Office of Foreign Assets Control.

6.5.             Compliance with Trading Rules. Client agrees to fully comply with the Trading Rules in effect at the time of any Order or transaction. The Trading Rules may be amended from time to time in Coinbase’s sole discretion and upon reasonable prior written notice to Client.

6.6.             Authorized Access. Client will limit access to the Institutional Services to Authorized Persons. Client is responsible for maintaining adequate security and control of all Access Methods. Client shall be solely responsible for all actions of any persons, authorized or unauthorized, who gain access to the Institutional Services through Client’s Access Methods. Unless caused by Coinbase’s gross negligence or willful misconduct, Coinbase shall have no liability, for any activities of Client undertaken by a third-party through unauthorized access to Client’s Platform Account or the Institutional Services.

6.7.             Suspension of Access. Coinbase may suspend access of any Authorized Person or to any Access Methods if Coinbase reasonably determines such suspension is necessary to protect Client, Coinbase, the Coinbase Markets, the Market Platform, other Coinbase systems, any digital asset network or any third party. In such an event, Coinbase agrees to provide notice to Client as soon as practical following such determination and provide Client with an opportunity to reinstate such Authorized Person or Access Method.

Coinbase Institutional Client Agreement (US)

6.8.             Market Data Terms of Service. Client agrees that its use of Market Data is subject to the Market Data Terms of Use, as may be updated from time to time, which are available at https://www.coinbase.com/legal/market_data.

7.	REPRESENTATIONS AND WARRANTIES.

7.1.             Representations by Client. Client represents, warrants, acknowledges and agrees to the following:

7.1.1.     Duly Authorized. Client represents and warrants that this Agreement is a legal, valid and binding obligation, enforceable against it in accordance with its terms, and that the undersigned person agreeing to this Agreement on behalf of Client is duly authorized to do so.

7.1.2.    Licenses and Compliance with Laws. Client possesses and will maintain, all licenses, registrations, authorizations and approvals required by any government agency, regulatory authority or other party for Client to operate its business and use the Institutional Services. Client’s activities and utilization of the Institutional Services shall be in compliance with all applicable laws and regulations.

7.1.3.    Use of the Institutional Services. Client’s use of the Institutional Services is limited to business activities disclosed in the due diligence packet it sent to Coinbase. Client will notify Coinbase in the event it intends to use the Institutional Services in connection with any business activities not disclosed in the due diligence packet. Coinbase may, in its sole discretion, prohibit Client from using the Institutional Services in connection with any new business activities not previously disclosed.

7.1.4.    Prohibited Use. Client shall not engage in any of the following activities with its use of the Institutional Services:

7.1.4.1.      Unlawful Activity. Activity that would violate, or assist in violation of, any law, statute, ordinance, or regulation, sanctions programs administered in the countries where Coinbase conducts business, including but not limited to the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC), or which would involve proceeds of any unlawful activity; publish, distribute or disseminate any unlawful material or information;

7.1.4.2.      Abusive Activity. Actions that impose an unreasonable or disproportionately large load on Coinbase’s infrastructure, or detrimentally interfere with, intercept, or expropriate any system, data, or information; transmit or upload any material to Coinbase systems that contains viruses, trojan horses, worms, or any other harmful or deleterious programs; attempt to gain unauthorized access to Coinbase systems, other Coinbase Accounts, computer systems or networks connected to Coinbase systems, Coinbase Site, through password mining or any other means; use Coinbase Account information of another party to access or use the Coinbase systems, except in the case of specific Clients and/or applications which are specifically authorized by a Client to access such Client’s Coinbase Account and information; or transfer Client’s account access or rights to Client’s account to a third party, unless by operation of law or with the express permission of Coinbase; and

Coinbase Institutional Client Agreement (US)

7.1.4.3.      Fraud. Activity which operates to defraud Coinbase or any other person or entity.

7.1.5.    Level of Skill. Client and its Authorized Persons have appropriate training, sophistication, expertise and knowledge necessary to make informed decisions regarding trading in digital assets and use of the Institutional Services.

7.1.6.    Tax Liability. Client is solely responsible for determining whether, and to what extent, any taxes apply to Client for any transactions it conducts through the Institutional Services, and to withhold, collect, report and remit the correct amounts of taxes to the appropriate tax authorities.

7.2.             Representations by Coinbase. Coinbase represents, warrants and agrees to the following:

7.2.1.    Licenses and Compliance with Laws. To the best of Coinbase’s knowledge, Coinbase possesses, and will maintain all licenses, registrations, authorizations and approvals required by any government agency, regulatory authority or other party necessary for Coinbase to operate its business and engage in the business relating to its provision of the Institutional Services.

7.2.2.    No Conflicts. Coinbase’s performance under this Agreement will not breach (i) any agreement between Coinbase and a third party or (ii) any obligation of confidentiality regarding the proprietary information of another party.

8.	COINBASE DISCLOSURES.

8.1.             Corporate Accounts. Coinbase and its affiliates may transact through designated accounts on the Market Platform (“Corporate Accounts”), for purposes including but not limited to inventory management for retail sales, corporate digital asset needs such as payroll, and to effect purchases and sales by investment funds operated by Coinbase Asset Management, Inc. and its subsidiaries. To the extent that a Coinbase Corporate Account transacts on the Market Platform, the Coinbase Corporate Account (i) will not have any special priority and will be subject to the same price-time priority described in the Trading Rules, (ii) will trade only on Market Data available to all other traders, and (iii) will not access any non-public data of other clients of the Market Platform.

8.2.             Coinbase as Agent. Coinbase may offer advanced execution methods, including but not limited to volume weighted average price and time weighted average price. These execution methods may involve Coinbase acting as an agent for its clients in placing orders. Any orders placed on an agency basis by Coinbase: (i) will not have any special priority and will be subject to the same price-time priority described in the Trading Rules, (ii) will trade only based on Market Data available to all other traders, and (iii) will not access any non-public data of other clients on the Market Platform.

Coinbase Institutional Client Agreement (US)

9.	DISCLAIMERS.

9.1.             COINBASE IS NOT A BANK, SECURITIES BROKER-DEALER OR COMMODITY FUTURES COMMISSION MERCHANT. THE TREATMENT OF SUPPORTED DIGITAL ASSETS HELD BY A COINBASE DIGITAL ASSETS WALLET IN THE EVENT OF COINBASE BECOMES INSOLVENT IS UNCERTAIN.

9.2.             COINBASE MAINTAINS THE SUPPORTED DIGITAL ASSETS INDICATED IN CLIENT’S DIGITAL ASSETS WALLET ON AN OMNIBUS BASIS WITHIN ONE OR MORE DIGITAL ASSETS ADDRESSES (WHICH MAY ALSO HOLD THE PROPRIETARY DIGITAL ASSETS OF COINBASE) AND RELIES UPON AN INTERNAL LEDGER TO INDICATE THE AMOUNT OF EACH DIGITAL ASSETS THAT IT HOLDS FOR EACH CLIENT AND ITSELF.

9.3.             CLIENT ACKNOWLEDGES THAT THE RISK OF LOSS IN TRADING OR HOLDING DIGITAL ASSETS CAN BE SUBSTANTIAL. CLIENT HAS MADE ITS OWN SUITABILITY DETERMINATION AS TO ENGAGING IN SUCH ACTIVITIES. UNLESS OTHERWISE EXPRESSLY STATED IN ANOTHER SIGNED WRITING, COINBASE MAKES NO RECOMMENDATIONS AS TO WHETHER TO PURCHASE OR SELL DIGITAL ASSETS, ANY PARTICULAR DIGITAL ASSET OR ANY FIAT CURRENCY.

9.4.             TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE INSTITUTIONAL SERVICES ARE PROVIDED ON AN “AS IS” AND “AS AVAILABLE” BASIS WITHOUT ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS, IMPLIED OR STATUTORY. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, COINBASE SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND/OR NON-INFRINGEMENT. COINBASE DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES THAT ACCESS TO THE COINBASE SITE, ANY PART OF THE INSTITUTIONAL SERVICES, OR ANY OF THE MATERIALS CONTAINED THEREIN, WILL BE CONTINUOUS, UNINTERRUPTED, TIMELY, OR ERROR-FREE.

10.	TERM, TERMINATION AND SUSPENSION.

10.1.         Term. This Agreement may be terminated by Coinbase immediately without prior notice if Client:

10.1.1.  breaches this Agreement;

10.1.2.  becomes insolvent, makes an assignment for the benefit of creditors, becomes subject to direct control of a trustee, receiver or similar authority;

Coinbase Institutional Client Agreement (US)

10.1.3.    becomes subject to any bankruptcy or insolvency proceeding under applicable law, such termination being effective immediately upon any declaration of bankruptcy; or

10.1.4.     as otherwise provided in this Agreement.

10.2.         Suspension or Restriction of Access. Coinbase may: (a) suspend, restrict, or terminate Client’s access to any or all of the Institutional Services, and/or (b) deactivate or cancel the Platform Account if:

10.2.1.  Required by a facially valid subpoena, court order, or binding order of a government authority;

10.2.2.  Use of the Platform Account is subject to any pending litigation, investigation, or government proceeding and/or Coinbase perceives a heightened risk of legal regulatory non-compliance associated with Platform Account activity;

10.2.3.    Client’s use is, or Coinbase reasonably suspects Client’s use is, not compliant with any term of this Agreement including Section 6.5 (compliance with trading rules) and Section 7.1.4 (prohibited use);

10.2.4.  Client attempts to circumvent Coinbase’s controls or uses the Institutional Services in a manner Coinbase otherwise deems inappropriate or potentially harmful to itself or third parties.

10.3.          Coinbase will notify Client of any action taken under this Section 10 and give Client reasonable opportunity to cure the cause unless Coinbase reasonably determines that such cause cannot be cured to Coinbase’s satisfaction.

10.4.          Client acknowledges that Coinbase’s decision to take certain actions, including limiting access to, suspending, or closing Client’s account, may be based on confidential criteria that are essential to Coinbase’s risk management and security practices. Client agrees that Coinbase is under no obligation to disclose the details of its risk management and security practices to Client.

10.5.          Client agrees to transfer any Digital Assets or funds associated with the Digital Assets Wallet(s) or Fiat Wallet(s) as applicable off the Market Platform within ninety (90) days of receipt of notice of the deactivation or cancellation of Client’s Platform Account unless such transfer is otherwise prohibited (i) under the law, including but not limited to applicable sanctions programs, or (ii) by a facially valid subpoena or court order.

Coinbase Institutional Client Agreement (US)

11.	INTELLECTUAL PROPERTY AND OWNERSHIP; USE OF MARKS.

Coinbase grants Client a limited, nonexclusive, nontransferable license, subject to the terms of this Agreement, to access and use the Institutional Services, the Coinbase websites, and related content, materials, information (collectively, the “Content”) solely for approved purposes as permitted herein. Any other use of the Market Platform or Content is expressly prohibited and all other right, title, and interest in the Market Platform or Content is exclusively the property of Coinbase and its licensors. Unless otherwise agreed, Client agrees it will not copy, transmit, distribute, sell, license, reverse engineer, modify, publish, or participate in the transfer or sale of, create derivative works from, or in any other way exploit any of the Content, in whole or in part. “Coinbase.com”, “Coinbase”, “Coinbase.prime”, and all logos related to the Institutional Services or displayed on Coinbase’s website are either trademarks or registered marks of Coinbase or its licensors (the “Coinbase Marks”). Client may not copy, imitate or use the Content or the Coinbase Marks without Coinbase’s prior written consent.

12.	CLEARLY ERRONEOUS TRADING; LIABILITY.

Coinbase may modify the terms of or cancel any transaction executed on Market Platform if Coinbase determines in its sole reasonable discretion that the transaction was clearly erroneous according to the Trading Rules. Coinbase will have no liability to Client as a result of exercising its rights under this Section 12 or as a result of making any changes to or suspension of the Market Platform as described in Section 3.2 (order restrictions) or Section 5.2 (open protocols).

13.	CONFIDENTIALITY.

In the course of performing its responsibilities under this Agreement, each of Coinbase, Client, and each of their employees may be exposed to or acquire information which is proprietary or confidential to the other, its affiliated companies or third parties to whom the party has a duty of confidentiality. Any and all non-public information of any form obtained by a party or its employees while performing this Agreement is deemed confidential and proprietary information. Each party agrees to hold such information in strict confidence and not to disclose the information to third parties or use the information for any purpose not contemplated under this agreement and to advise its employees who may be exposed to proprietary and confidential information of their obligations to keep that information confidential, provided, however, that such information may be disclosed (i) to the extent required by applicable law or regulation, or (ii) pursuant to a subpoena or order of a court or regulatory, self-regulatory or legislative body of competent jurisdiction, or (iii) in connection with any regulatory report, audit or inquiry, or (iv) where requested by a regulator with jurisdiction over a party.

14.	INDEMNIFICATION.

14.1.        Client agrees to defend and indemnify and hold harmless Coinbase and its affiliates from and against any and all Claims and Damages, sought by third-parties resulting from, in connection with, or arising out of Client’s use of the Institutional Services, except to the extent caused by Coinbase’s gross negligence or willful misconduct. Coinbase agrees to defend and indemnify and hold harmless Client and its affiliates from and against any and all Claims and Damages resulting from, in connection with, or arising out of any third-party claim, suit, arbitration or other proceeding relating to the violation, misappropriation infringement of any patent, copyright, trademark, trade secret or other intellectual property right of any other third party relating to Client’s use of the Institutional Services, unless such claims arise out of Client’s willful misconduct, gross negligence, or breach of this Agreement.

Coinbase Institutional Client Agreement (US)

14.2.        In the case of a Claim relating to the violation, misappropriation, or infringement of any patent, copyright, trademark, trade secret or other intellectual property right of any other third party based solely on Client’s use of the Institutional Services, Coinbase’s indemnification obligation shall only apply if Client does the following: (i) notifies Coinbase promptly in writing, not later than 30 days after Client receives notice of the Claim (or sooner if required by applicable law); (ii) gives Coinbase sole control of the defense and any settlement negotiations; and (iii) gives Coinbase the information, authority, and assistance Coinbase needs to defend against or settle the Claim. For the avoidance of doubt, Coinbase will not indemnify Client (1) to the extent that such a Claim is based upon any information, specification, instruction, software, service, data, or material not furnished by Coinbase; (2) for any portion of such a Claim that is based upon the combination of the Institutional Services with any information, specification, instruction, software, service, data, or material not provided by Coinbase; or (3) for any such Claims known to Client at the time the Institutional Services are used or accessed.

14.3.        The Indemnifying Party will not settle any Claim without the Indemnified Parties’ prior written consent provided also that (a) the Indemnified Parties may approve the choice of counsel (which shall not be unreasonably withheld) and (b) if there is any delay in the defense of the Claim by a party or any other reason where any of the Indemnified Parties would be materially prejudiced by control of the defense, including without limitation, any Claims related to Coinbase’s technology or intellectual property rights, or any potential regulatory action or alleged violation of applicable law, then Coinbase may assume the control of the defense at Coinbase's sole cost.

15.	LIMITATION OF LIABILITY.

TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT SHALL COINBASE, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, JOINT VENTURERS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE TO CLIENT (A) FOR ANY AMOUNT GREATER THAN THE VALUE OF THE SUPPORTED DIGITAL ASSETS INVOLVED IN THE TRANSACTION GIVING RISE TO SUCH LIABILITY OR (B) FOR ANY INCIDENTAL, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR SIMILAR DAMAGES OR LIABILITIES WHATSOEVER (INCLUDING, WITHOUT LIMITATION, DAMAGES FOR LOSS OF DATA, INFORMATION, REVENUE, PROFITS OR BUSINESS OR LOSS OF VALUE OF ANY ASSET) ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, WHETHER UNDER CONTRACT, STATUTE, STRICT LIABILITY OR OTHER THEORY (INCLUDING, FOR AVOIDANCE OF DOUBT, ANY NEGLIGENCE OF COINBASE), EVEN IF COINBASE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

16.	ARBITRATION.

Client agrees that any dispute arising out of or relating to this Agreement or Client’s use of the Institutional Services shall be finally settled in binding private arbitration. The arbitration will be conducted in the English language by a single, neutral arbitrator and shall take place in the county or parish where Client maintains its principal place of business or another mutually agreeable location, using a mutually agreed upon body of arbitration rules. The arbitrator may award any relief that a court of competent jurisdiction could award, including attorneys’ fees when authorized by law, and the arbitral decision may be enforced in any court.

Coinbase Institutional Client Agreement (US)

17.	MISCELLANEOUS.

17.1.        Notice. All notices required or permitted to be given hereunder shall be in writing delivered to the party at its address specified below via an overnight mailing company of national reputation.

If to Coinbase:

[*****]

If to Client, unless an address is identified below, then the address specified in Client’s application:

[*****]

[*****]

[*****]

17.2.        Market Operations Contacts. In the event of any market operations, connectivity, or erroneous trade issues that require immediate attention, please contact:

To Coinbase: [*****]

To Client:[*****]

17.3.          Disclaimer of Partnership and Agency. Coinbase is an independent contractor for all purposes. Nothing in this Agreement shall be deemed or is intended to be deemed, nor shall it cause, Client and Coinbase to be treated as partners, joint ventures, or otherwise as joint associates for profit, or either Client or Coinbase to be treated as the agent of the other.

17.4.          Assignment. Client may not assign any rights and/or licenses granted under this Agreement. Coinbase reserves the right to assign its rights without restriction, including without limitation to any Coinbase affiliates or subsidiaries, or to any successor in interest of any business associated with the Institutional Services. Any attempted transfer or assignment in violation hereof shall be null and void. Subject to the foregoing, this Agreement will bind and inure to the benefit of the parties, their successors and permitted assigns.

17.5.          Severability. If any provision of this Agreement shall be determined to be invalid or unenforceable under any rule, law or regulation or any governmental agency, local, state, or federal, such provision will be changed and interpreted to accomplish the objectives of the provision to the greatest extent possible under any applicable law and the validity or enforceability of any other provision of this Agreement shall not be affected.

Coinbase Institutional Client Agreement (US)

17.6.          Waiver. Neither party waives any rights by delaying or failing to exercise them at any time.

17.7.          Survival. All provisions of this Agreement which by their nature extend beyond the expiration or termination of this Agreement shall survive the termination or expiration of this Agreement.

17.8.          Governing Law. The parties agree that the laws of the State of New York, without regard to principles of conflict of laws, will govern this Agreement and any claim or dispute that has arisen or may arise between Client and Coinbase, except to the extent governed by federal law. The parties agree to exclusive jurisdiction of the Federal and state courts located in the borough of Manhattan, New York City, New York.

17.9.          Force Majeure. Coinbase shall not be liable for or deemed in default of this Agreement to the extent that performance of its obligations or attempts to cure any breach are delayed or prevented by reason of any act of God, act of civil or military authorities, act of terrorists, civil disturbance, war, strike or other labor dispute, fire, interruption in telecommunications or Internet services or network provider services, failure of equipment and/or software, other catastrophe or any other occurrence which is beyond Coinbase’s reasonable control and shall not affect the validity and enforceability of any remaining provisions.

17.10.        Entire Agreement. This Agreement and the documents incorporated by reference herein comprise the entire understanding and agreement between Client and Coinbase as to the subject matter hereof, and supersedes any and all prior discussions, agreements and understandings of any kind (including without limitation any prior versions of this Agreement). Except as provided herein, this Agreement may only be amended or modified by a written amendment signed by both parties.

17.11.        Headings. Section headings are for convenience only and shall not govern the meaning or interpretation of any provision of this Agreement.

17.12.        Other Agreements. Client acknowledge and agree that this Agreement was individually negotiated and that Coinbase may enter into other agreements with other clients that differ from this Agreement, however, each client of the Services shall be subject to the same Trading Rules. In the event of a conflict between the terms of this Agreement and any other agreement between Coinbase and Client related to the Services, the terms of this Agreement shall govern and control.

[signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Coinbase Prime Institutional Client Agreement to be executed on the Effective Date by its duly authorized officers.

COINBASE, INC.

By:	Signed "Alesia Haas"

Name:	Alesia Haas

Title:	Chief Financial Officer

Date:	May 25, 2021

CLIENT:	Signed "Ben Samaroo"

By:	DeFi Ventures Inc.

Name:	Ben Samaroo

Title:	Chief Executive Officer

Date:	May 17, 2021

Coinbase Institutional Client Agreement (US)

EXHIBIT A

Developer Tools

Use of Developer Tools. If Client elects to use Developer Tools rather than interface through the Market Platform, this Exhibit shall be incorporated into the Agreement by reference and all defined terms in the Agreement shall apply to this Exhibit. The terms of the Agreement and this Exhibit shall govern Client’s use of any and all Developer Tools.

License Grant. Subject to the terms and restrictions set forth in the Agreement, Coinbase grants Client a limited, revocable, non-exclusive, non-transferrable and non-sublicensable license solely to use and integrate the Developer Tools and underlying content into any Client Application so that such Client Application can interface directly with Coinbase devices, applications, or services.

Security. Client shall take steps to adequately secure its API Keys and OAuth Tokens, including the security measures specified at: https://developers.coinbase.com/docs/wallet/api- key-authentication and https://developers.coinbase.com/docs/wallet/coinbase-connect/security- best-practices.

Limitation on Use. Unless otherwise agreed with Coinbase, Developer Tools may only be used to facilitate Client’s and its Authorized Persons’ access to the Institutional Services and not to re-sell or otherwise provide parties other than Client and its Authorized Persons with access to the Institutional Services.

Restrictions. Client shall not:

1.               Copy, rent, lease, sell, sublicense, or otherwise transfer Client’s rights in the Developer Tools to a third party.

2.               Alter, reproduce, adapt, distribute, display, publish, reverse engineer, translate, disassemble, decompile or otherwise attempt to create any source code that is derived from the Developer Tools.

3.               Cache, aggregate, or store data or content accessed via the Developer Tools other than for purposes allowed under this Agreement.

4.               Use the Developer Tools for any Client Application that constitutes, promotes or is used in connection with spyware, adware, or any other malicious programs or code.

5.               Use the Developer Tools to encourage, promote, or participate in illegal activity, violate third party rights, including intellectual property rights or privacy rights, or engage in any Prohibited Use or Prohibited Business as defined in http://www.coinbase.com/legal/prohibited.

6.               Use the Developer Tools in a manner that exceeds reasonable request volume, constitutes excessive or abusive usage, or otherwise impacts the stability of Coinbase’s servers or impacts the behavior of other applications using the Developer Tools.

Coinbase Institutional Client Agreement (US)

7.               Attempt to cloak or conceal Client’s identity or the identity of any Client Application when requesting authorization to the Developer Tools.

API Calls and Compliance. Coinbase may at its sole discretion set limits on the number of API calls that Client can make, for example in the interest of service stability. If Client exceeds these limits, Coinbase may moderate its activity or cease offering it access to the Coinbase APIs altogether in Coinbase’s reasonable discretion. Client agrees to such limitations and will not attempt to circumvent such limitations. Coinbase may immediately suspend or terminate access to the Developer Tools without notice if Coinbase believes, in its reasonable discretion, that Client is in violation of this Agreement or the Terms.

Updates and Support. Coinbase may elect to provide Client with support or modifications for the Developer Tools, in its sole discretion, and may terminate such support at any time without notice. Coinbase may change, suspend, or discontinue any aspect of the Developer Tools at any time, including the availability of any Developer Tools.

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